Exhibit (a)(1)(Q)

Welcome to the BEA Tender Offer Page

IMPORTANT NOTICE

If you received materials from BEA regarding its Tender Offer related to certain of your stock options which may be subject to taxation under Section 409A of the Internal Revenue Code (“409A options”), you should carefully review the materials on the following website prior to exercising any of your 409A options: https://bea409a.equitybenefits.com/

If you exercise any 409A options prior to reviewing those materials and taking the actions discussed therein, you will be solely responsible for any additional taxes, penalties or interest you may incur.

On Demand Webcast

In order to provide you with additional information regarding Section 409A and the Tender Offer, we have made available an on demand webcast presented by PricewaterhouseCoopers (“PwC”). We urge you to view it. The full link is http://www.visualwebcaster.com/event.asp?id=42715

If after viewing the webcast you have additional questions, please contact PwC by phone (408) 817-4355 or via email at BEA409A@bea.com.

PwC tax professionals will address tax questions relating to the Tender Offer or Section 409A only. Procedural questions should be addressed to BEA stock administration as appropriate.